Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK OF MARATHON BANCORP, INC.

General

Marathon Bancorp, Inc. is authorized to issue 20,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of serial preferred stock, par value of $0.01 per share. Each share of Marathon Bancorp, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Presented below is a description of the features of Marathon Bancorp, Inc.’s capital stock that are deemed material to an investment decision. The common stock of Marathon Bancorp, Inc. represents nonwithdrawable capital, is not an account of an insurable type, and is not insured by the FDIC.

Our board of directors can, without stockholder approval, issue additional shares of common stock, although Marathon MHC, so long as it is in existence, must own a majority of Marathon Bancorp, Inc.’s outstanding shares of common stock. Marathon Bancorp, Inc.’s issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Common Stock

Distributions. Marathon Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Marathon Bancorp, Inc.’s assets are less than the amount necessary to satisfy the requirement set forth above, Marathon Bancorp, Inc. may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Marathon Bancorp, Inc. is also subject to limitations that are imposed by applicable regulation. The holders of common stock of Marathon Bancorp, Inc. are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Marathon Bancorp, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

If Marathon Bancorp, Inc. pays dividends to its stockholders, it would likely pay dividends to Marathon MHC, unless Marathon MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current policy restricts the ability of mutual holding companies organized as bank holding companies to waive dividends declared by their subsidiaries. Accordingly, because dividends would be required to be paid to Marathon MHC along with all other stockholders, the amount of dividends available for all other stockholders would be less than if Marathon MHC were permitted to waive the receipt of dividends.

Voting Rights. The holders of common stock of Marathon Bancorp, Inc. have exclusive voting rights in Marathon Bancorp, Inc. They elect Marathon Bancorp, Inc.’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Marathon Bancorp, Inc.’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Marathon Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding up of Marathon Bank, Marathon Bancorp, Inc., as the holder of 100% of Marathon Bank’s capital stock, would be entitled to receive all assets of Marathon Bank available for distribution, after payment or provision for payment of all debts and liabilities of Marathon Bank, including all deposit accounts and accrued interest thereon. In the event of liquidation, dissolution or winding up of Marathon Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Marathon Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Marathon Bancorp, Inc. are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

RESTRICTIONS ON THE ACQUISITION OF MARATHON BANCORP, INC. AND

MARATHON BANK

The following discussion is a general summary of the material provisions of Marathon Bancorp, Inc.’s articles of incorporation and bylaws, Maryland corporation law and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Marathon Bancorp, Inc.’s articles of incorporation and bylaws, reference should be made in each case to the document in question, each of which is filed as an exhibit to Marathon Bancorp, Inc’s Annual Report on Form 10-K.

Mutual Holding Company Structure

Marathon MHC owns a majority of the outstanding common stock of Marathon Bancorp, Inc. and, through its board of directors, is able to exercise voting control over virtually all matters put to a vote of stockholders. For example, Marathon MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Marathon Bancorp, Inc. It will not be possible for another entity to acquire Marathon Bancorp, Inc. without the consent of Marathon MHC. Marathon MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Marathon Bancorp, Inc.

Federal Law and Regulations

Under the Change in Bank Control Act, no person, or group of persons acting in concert, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and not disapproved the proposed acquisition. The Federal Reserve Board considers several factors in evaluating a notice, including the financial and managerial resources of the acquirer and competitive effects. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of more than 10% of any class of a bank holding company’s voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with Marathon Bancorp, Inc., the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control (as defined in the Bank Holding Company Act) of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.

For a period of three years following completion of the mutual holding company reorganization and minority stock issuance, Federal Reserve Board regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Marathon Bancorp, Inc. or Marathon Bank without the Federal Reserve Board’s prior approval.

Maryland Law and Articles of Incorporation and Bylaws of Marathon Bancorp, Inc.

Maryland law, as well as Marathon Bancorp, Inc.’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Marathon Bancorp, Inc. more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Marathon Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The bylaws provide that special meetings of stockholders can be called by the president, the chief executive officer, the chairman, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person other than Marathon MHC who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of Marathon Bancorp, Inc.’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Forum Selection for Certain Stockholder Lawsuits. The Articles of Incorporation of Marathon Bancorp, Inc. provide that, unless Marathon Bancorp, Inc. consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Marathon Bancorp, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Marathon Bancorp, Inc. to Marathon Bancorp, Inc. or Marathon Bancorp, Inc.’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. Because this provision permits claims to be brought in federal courts located in the state of Maryland, this provision would apply to a claim made under the U.S. federal securities laws where there is exclusive federal jurisdiction for such a claim.

Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Marathon Bancorp, Inc. shall be deemed to have notice of and consented to the exclusive forum provisions of the articles of incorporation. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Authorized but Unissued Shares. Marathon Bancorp, Inc. has authorized but unissued shares of common and preferred stock. The articles of incorporation authorize 5,000,000 shares of serial preferred stock. Marathon Bancorp, Inc. is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In the event of a proposed merger, tender offer or other attempt to gain control of Marathon Bancorp, Inc. that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Marathon Bancorp, Inc.

Amendments to Articles of Incorporation and Bylaws. Under the Maryland General Corporation Law and Marathon Bancorp, Inc.’s articles of incorporation, the board of directors may increase or decrease the number of authorized shares without stockholder approval. Otherwise, amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;
(ii)	the division of the board of directors into three staggered classes;
(iii)	the ability of the board of directors to fill vacancies on the board;
(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least two-thirds of the votes eligible to be cast by stockholders;
(v)	the ability of the board of directors to amend and repeal the bylaws;
(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Marathon Bancorp, Inc.;
(vii)	the authority of the board of directors to provide for the issuance of preferred stock;
(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;
(ix)	the number of stockholders constituting a quorum or required for stockholder consent;
(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by Marathon Bancorp, Inc.;
(xi)	the limitation of liability of officers and directors to Marathon Bancorp, Inc. for money damages;
(xii)	the inability of stockholders to cumulate their votes in the election of directors;
(xiii)	the advance notice requirements for stockholder proposals and nominations;
(xiv)	The requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland; and
(xv)	the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiv) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Marathon Bancorp, Inc.’s directors or by the affirmative vote of at least 80% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast.

The provisions requiring the affirmative vote of 80% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of Marathon Bancorp, Inc. in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law. Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between Marathon Bancorp, Inc. and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Marathon Bancorp, Inc.’s voting stock after the date on which Marathon Bancorp, Inc. had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Marathon Bancorp, Inc. at any time after the date on which Marathon Bancorp, Inc. had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Marathon Bancorp, Inc. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between Marathon Bancorp, Inc. and an interested stockholder generally must be recommended by the board of directors of Marathon Bancorp, Inc. and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Marathon Bancorp, Inc., and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Marathon Bancorp, Inc. other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Marathon Bancorp, Inc.’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Mergers, Consolidations and Sales of Assets. As a result of an election made in Marathon Bancorp, Inc.’s articles of incorporation, a merger or consolidation of Marathon Bancorp, Inc. requires approval of a majority of all votes entitled to be cast by stockholders. However, no approval by stockholders is required for a merger if:

●	the plan of merger does not make an amendment to the articles of incorporation that would be required to be approved by the stockholders;
●	each stockholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and
●	the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger.

In addition, under certain circumstances the approval of the stockholders shall not be required to authorize a merger with or into a 90% owned subsidiary of Marathon Bancorp, Inc.

Under Maryland law, a sale of all or substantially all of Marathon Bancorp, Inc.’s assets other than in the ordinary course of business, or a voluntary dissolution of Marathon Bancorp, Inc., requires the approval of its board of directors and the affirmative vote of two-thirds of the votes of stockholders entitled to be cast on the matter.

Evaluation of Offers. The articles of incorporation of Marathon Bancorp, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Marathon Bancorp, Inc. (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Marathon Bancorp, Inc. and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

●	the economic effect, both immediate and long-term, upon Marathon Bancorp, Inc.’s stockholders, including stockholders, if any, who do not participate in the transaction;
●	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Marathon Bancorp, Inc. and its subsidiaries and on the communities in which Marathon Bancorp, Inc. and its subsidiaries operate or are located;
●	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Marathon Bancorp, Inc.;
●	whether a more favorable price could be obtained for Marathon Bancorp, Inc.’s stock or other securities in the future;
●	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Marathon Bancorp, Inc. and its subsidiaries;
●	the future value of the stock or any other securities of Marathon Bancorp, Inc. or the other entity to be involved in the proposed transaction;
●	any antitrust or other legal and regulatory issues that are raised by the proposal;
●	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and
●	the ability of Marathon Bancorp, Inc. to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.